UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CROWN CRAFTS, INC.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

228309 10 0
(CUSIP Number)

July 27, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)
  ☒ Rule 13d-1(c)
  ☐ Rule 13d-1(d)

  (Page 1 of 6 Pages)

CUSIP No. 228309 10 0	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: Michael Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7	SOLE VOTING POWER: 701,212 shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER: 604,031 shares
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER: 701,212 shares
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER: 604,031 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,305,243 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.8%

14	TYPE OF REPORTING PERSON: IN

CUSIP No. 228309 10 0	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON: Elizabeth Fishman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7	SOLE VOTING POWER: 357,158 shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER: 539,031 shares
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER: 357,158 shares
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER: 539,031 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 896,189 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%

14	TYPE OF REPORTING PERSON: IN

Page 4 of 6 Pages

Item 1(a)    Name of Issuer: Crown Crafts, Inc., a Georgia corporation (the "Company").

Item 1(b)    Address of Issuer's Principal Executive Offices: 916 South Burnside Avenue, Gonzales, Louisiana 70737.

Item 2(a)    Name of Person Filing: Michael Bernstein and Elizabeth Fishman.

Item 2(b)    Address of Principal Business Office or, if None, Residence: The business office of Michael Bernstein is located c/o Design Works, Inc., 2100 RiverEdge Parkway, Suite 300, Atlanta, Georgia 30328. The residence address of Elizabeth Fishman is 1133 Park Avenue, New York, New York 10128.

Item 2(c)    Citizenship: Both Michael Bernstein and Elizabeth Fishman are citizens of the United States.

Item 2(d)    Title of Class of Securities: This Statement relates to shares of the common stock, par value $1.00 per share (the "Common Stock"), of the Company.

Item 2(e)    CUSIP Number: The CUSIP number for the Common Stock is 228309 10 0.

Item 3    Not Applicable

Item 4    Ownership.

Michael Bernstein beneficially owns a total of 1,305,243 shares of Common Stock, comprising approximately 13.8 percent of the 9,421,437 shares of Common Stock outstanding as of June 30, 2002 as reported by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 2002 (the "10Q") as filed with the Securities and Exchange Commission on August 14, 2002. Mr. Bernstein has sole voting and dispositive power over 701,212 shares of Common Stock, of which 520,064 shares are held directly or in personal retirement accounts, 98,912 shares are held by Mr. Bernstein as custodian or trustee for the benefit of his children and 82,236 shares are held by a family foundation of which Mr. Bernstein is sole trustee. Mr. Bernstein is a co-executor of the estate of Philip Bernstein, deceased, and therefore shares voting and dispositive power over 421,031 shares of Common Stock held in that estate. Mr. Bernstein, together with his sister, holds a power of attorney over 118,000 shares of Common Stock owned by Inez Bernstein, his mother, and therefore shares voting and dispositive power over those shares. Mr. Bernstein is also a trustee of a trust that owns 65,000 shares of Common Stock, and Mr. Bernstein may therefore be deemed to share voting and dispositive power over those shares.

Elizabeth Fishman beneficially owns 896,189 shares of Common Stock, comprising approximately 9.5 percent of the 9,421,437 shares of Common Stock outstanding as of June 30, 2002 as reported by the Company in the 10Q. Mrs. Fishman has sole voting and dispositive power over 357,158 shares of Common Stock. Mrs. Fishman is a co-executrix of the estate of Philip Bernstein, deceased, and therefore shares voting and dispositive power over 421,031 shares of Common Stock held in that estate. Mrs. Fishman, together with Michael Bernstein, holds a power of attorney over 118,000 shares of Common Stock owned by Inez Bernstein, and therefore shares voting and dispositive power over those shares.

Michael Bernstein is the brother of Elizabeth Fishman, and are jointly filing this statement. As a result of their family relationship, they may in the future act in concert with respect to the acquisition, holding, voting or disposition of shares of Common Stock, or in other matters. Mr. Bernstein and Mrs. Fishman have no present plan or arrangement to so act in concert, and (other than with respect to the securities as to which they share voting and dispositive power as set forth herein) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other.

Item 5    Ownership of Five Percent or Less of a Class. Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8    Identification and Classification of Members of the Group. Not applicable.

Item 9    Notice of Dissolution of Group. Not applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2002	/s/ MICHAEL BERNSTEIN
Michael Bernstein
Date: September 6, 2002	/s/ ELIZABETH FISHMAN
Elizabeth Fishman

Page 6 of 6 Pages

Exhibit Index

Exhibit 1    Agreement Regarding Joint Filing between Michael Bernstein and Elizabeth Fishman